FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Immediate Release filed by the Registrant with the Israeli Securities Authority on April 11, 2016

Elron Electronic Industries Ltd
Registration No. 520028036
Securities registered on the Tel Aviv Stock Exchange
Shortened name: Elron
Street: Azrieli Center 3, Triangle Building, 42nd Floor, Tel Aviv
Fax: 03 6075556; Tel: 03 607 5555
Email: Paul @elron.net

Form 67
Immediate Release regarding Approach to Court To Approve Distribution

Regulation 31 (i) of the Securities Regulations (Periodic and Immediate Reports) - 1970

1.	On April 11, 2016 , an application to approve a distribution in accordance with Section 303 of the Israeli Companies Law, 1999 was filed in the District Court of Tel Aviv.
2.	The total shareholders' equity of the Company is $158,207,000
3.	The aggregate amount which the Company is requesting to distribute: $15,000,000
4.	The amount which the Company is requesting to distribute not out of retained earnings: $15,000,000
5.	The last date for filing objections to approval of the distribution: May 11, 2016
6.
The place where and times at which the documents relating to the subject matter of the report may be examined: Menachem Begin 132, Azrieli Center 3, Triangle Building, 42nd Floor, Tel Aviv. Sunday to Thursday, 09:00 to 17:00

7.	Attached is the notice to creditors in accordance with Section 3 of the Companies Regulations (Approval of Distribution).
8.	Attached is a disclosure regarding the forecasted cashflow in accordance with Regulation 31(i)(3) of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Comment to Section 8: See chapter 4 of the opinion attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  April 11, 2016

Notice to Creditors of Elron Electronic Industries Ltd.

Notice is hereby given in accordance with the provisions of the Companies Act, 1999 (the "Companies Law") and the Companies Regulations (Approval of Distribution), 2001, that on April 11, 2016 Elron Electronic Industries Ltd. (the "Company") filed an application to the Economic division of the District Court of Tel Aviv-Jaffa, within the framework of which the Company is seeking court approval to make a distribution under section 303 (a) of the Companies Law (the "Application").

The Company's creditors are entitled to apply to court to object to the Application within thirty (30) days from the date of filing of the Application or by such later date as determined by the court.

The Company's shareholders equity according to its annual financial statements as of December 31, 2015 is approximately $158,207,000.

In the Application, the Company is seeking to make a distribution that does not satisfy the profit test (as such term is defined in the Companies Law) amounting to up to approximately US$15 million, all as detailed in the Application.

The Company's creditors are permitted to examine the entire  Application, and also make a copy at the creditor's expense, at the Company's registered office, at  132 Menachem Begin Road, Tel Aviv, 3 Azrieli Center, Triangle Tower, Floor 42, Sunday through Thursday during normal working hours, after prior coordination by telephone: 03-6075555. In addition, the Company's creditors are permitted to receive information regarding the proceedings and decisions taken by the court, including information about the deadline for filing objections to the Application for approval of the distribution, if the court determined a date later than thirty days from the date of filing of the Application. Adv. Paul Weinberg, legal counsel of the Company, may be contacted at telephone: 03-6950599.

Elron Electronic Industries Ltd

Unofficial Translation from Hebrew Copy

In the event of any conflict between the Hebrew and the English versions, the Hebrew version shall prevail.
Expert Opinion

In Connection with

A Dividend Distribution Not
Out of Accumulated Retained
Earnings ("Capital Reduction")

Presented to

The Economic District Court
March 2016

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

Background regarding the Expert Providing this Opinion

CPA Yuval Zilberstein - co-founder and CEO of the consulting firm Prometheus Financial Advisory Ltd. (hereinafter: "Prometheus" and/or "the Firm"), is an expert with a track record of over 20 years in preparing valuations, in performing financial statement analyses and in executing a wide variety of economic consulting services for companies, businesses, organizations and public institutions in a wide range of business sectors.

Education

CPA Zilberstein holds a Master's degree, with honors, in Business Administration (majoring in Finance, Banking and Business Development) from the Hebrew University in Jerusalem, and a BA in Accounting and Economics from the Hebrew University in Jerusalem.

Experience

Before founding Prometheus, CPA Yuval Zilberstein served as a founding partner and chief economist in the financial consulting firm Giza Singer Even Ltd. As part of his past and present roles, he prepared hundreds of valuations and economic analyses of companies and businesses and has also prepared expert opinions presented to legal courts, including expert opinion on behalf of the courts themselves, inter alia, in the areas of financial statement analysis and valuation of companies.

CPA Zilberstein is a member of the Institute of Public Accountants in Israel and holds lectures and seminars for members of the institute in the areas of valuation and business analysis. He is also a member of the fair value forum of the Inter Disciplinary Center. In addition, CPA Zilberstein has published numerous articles in several leading journals, and gave lectures in academic institutions in these areas.

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

Statement

I give this written opinion instead of a court testimony, and I hereby state that I fully understand the implications of criminal law regarding false testimony in court. This opinion, signed by me according to the law, serves as a testimony given by me under oath in court.

I hereby declare that both myself and Prometheus are independent of the client ordering this expert opinion, except for the fact that a Firm receives a fee for this work. In addition, I hereby confirm that the fee is not contingent upon the results of this work, and that the Firm did not receive a letter of indemnity in connection with this expert opinion.

CPA Yuval Zilberstein March 13, 2016

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

Chapter A: Introduction

Background

We were retained by Elron Electronic Industries Ltd. ("the Company" and/or "Elron") to prepare a solvency opinion to be submitted to the economic district court in connection with a $ 15 million dividend distribution, not from the accrued profits surplus, which does not comply with the "profit criterion" stipulated by the Companies Lax 5759-1999, section 302 (hereunder: "the Capital Reduction"). Namely, this expert opinion examines whether there is a reasonable doubt that the Capital Reduction may prevent the Company from meeting its existing and expected liabilities when existing and expected obligations when they fall due (hereafter: "the Solvency Test").

The opinion was prepared on the basis of the Company's audited financial statements, both the consolidated statements and the separate statements (known as "Solo" statements) as of December 31, 2015.

Limitation of Liability

•
This expert opinion was prepared solely for the Client's use. No other use is allowed without the Firm's prior written consent. We hereby consent that this expert opinion may be part of and/or may be mentioned as part of the this Capital Reduction documentation required for the purpose of submitting to economic district court or any other relevant parties. Similarly, we agree that this expert opinion may be become public as part of the Company's public reports and announcements.

•
The expert opinion relies upon financial and other information (including prospective information and assumptions, the realization of which is not certain) obtained among others from the Company and/or anyone on their behalf (the “Information”). The Information may relate to external factors such as potential competition and the state of the economy as well as to forward looking information as defined in the Israeli 1968 Securities Law. The Firm assumed that the Information is credible and did not perform an independent audit of the Information. Therefore this expert opinion does not constitute a verification of the Information’s correctness, completeness and accuracy and the Firm is not liable for such flaws in the Information, if any, although nothing suggesting that the Information may be unreasonable has come to the Firm's attention.

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

•
This expert opinion did not involve performing audits and/or accounting procedures. The Firm is not liable for the manner of the accounting presentation of the Company's financial statements and nor is it liable for the accuracy and completeness of the data presented in such statements and the implications of that presentation, if any.

•	The Firm reserves the right to update the Report in the case that the Information turns out to be materially flawed. To avoid doubt, this expert opinion is only valid as of its execution date.

•
This document includes a description of main procedures carried out as part of the work. The description does not constitute a complete and detailed description of the Company and its business environment.

•
The Firm hereby confirms that it is independent of the Company and that it has no personal interest in the Company,  its controlling stakeholders and in the results of this expert opinion (apart from receiving fees for this work, that are not contingent upon the results of the work).

•
The Report does not constitute or replace a due diligence. In addition, the Report is not intended to determine value for a specific investor. Nothing in this Report constitutes a legal advice and/or a legal opinion and/or an offer or a recommendation or an opinion regarding the purchase of securities.

•
The Firm and any entity controlled by it directly and/or indirectly as well as any controlling shareholder, officer and employee in any such entity, are not liable for any damage, loss of profit or expense of any kind, direct and/or indirect, which may stem from relying on this expert opinion, in whole or in part. The Company shall not be entitled to receive from the Firm, whether due to contract or damages, in accordance with the law or otherwise, any sum due to loss of profits, data or reputation, or due to any damage, random or indirect, or as special or punitive damages regarding any lawsuits resulting from or related to services provided by the Firm whether the likeliness of such damage has been expected or not, all unless the Firm has acted without malice.

•	The Firm hereby confirms that id did not receive an indemnity letter from the Company in connection with this expert opinion.

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

•
Since its foundation date, the Firm has, from time to time, provided the Company with financial consulting service. The total fees for these services are immaterial in comparison to the firms overall revenues (less than 1%).

•
The conclusions of this expert opinion stem from an independent analysis of complex body of materials and data provided to us by the Company, and they are not based solely on one specific item of information.

•	Unless otherwise stated, all financial figures and facts relate to the Company's draft financial statements as of December 31, 2015.

•	Figures presented in this expert opinion are rounded. Therefore, slight differences may occur upon summing or multiplying of figures presented.

Prior Engagements with the Company

From time to time the firm provides the Company and/or related parties with financial services. The Firm has prepared a valuation of a subsidiary of the Company ad of December 31, 2015. In addition, the Firm provided and expects to provide from time to time financial services and expert opinions to the Company's controlling entity, IDB Development and to investees of the Company.

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

Sources of Information

Following are the sources of information used in preparing this expert opinion

•	The Company's audited financial statements as of fiscal years 2012 – 2015

•	Financial statements of investees of the Company

•	The Company's February 29, 2016 trial balance sheet ("the Trial Balance Sheet")

•	A status report as to lawsuits against the Company as of 2.3.2016 provided by the Shnitzer Gotlieb Samet & Co, the Company's law firm (the "Lawsuit Status Report")

•	Additional information provided by the Company upon the Firm's request

•	Financial data from the Bloomberg database

•	Public information about the Company appearing on the internet, including press articles

•	Discussions with the Company's management ("Management")

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

Synopsys

•	As notes above, it is the Company's intent to carry out a $15M capital reduction for purpose of dividend distribution

•	The Company's financial rations (according to its balance sheet) show that the Company is not at all leverages and that it is funded from Equity with no creditors

•
Based on the Company's Dec. 31, 2015 (unaudited) financial statements, the net cash and cash equivalents is $76M (and $70M based on the Feb. 29, 2015 Trial Balance Sheet). According to this information, we conclude that the $15M capital reduction planned by the Company is not expected to create a deficit in the Company’s cash balance even after paying off all its liabilities.

•
Despite the clear conclusions mentioned above, a cash flow projection was also prepared to further strengthen the Solvency Test. This cash flow projections was done under the conservative premises that no dividends shall be received by the Company from any of its subsidiaries and that none of its holdings will be realized during the forecast period

•	The Company's Dec. 31, 2015 (draft) financials draw the following picture:

✓	Net financial assets are $76M
✓	Accounts receivable are $0.4M and trade receivables are $3M
✓
The Company holds a $63M net asset (net of an investment in certain wholly owned headquarters corporations) on account of its investees, in addition to a $19M asset measured in fair value on account of investments in other companies.

✓
The Company has no external financial liabilities (either long term or short) and no long term liabilities, except for an intercompany liability (cancelled in consolidated balance sheet) to its wholly owned subsidiary – Elbit Ltd. (no connection with Elbit Systems apart for their share history).

✓
The Company has a $158M positive Equity accounting for 67% of its balance sheet. We emphasize that upon netting out the intercompany asset and liability related to Elbit Ltd, the Company's $158M Equity accounts for 98% of its balance sheet.

✓	According to Management, and based on the Trial Balance Sheet (un-audited), no significant changes took place in the Company's financial status between Dec. 31, 2015 and Feb. 29, 2016.

Conclusion
Based on our Analyses and the Information presented to us, it is our professional conclusion that there is no reasonable doubt that the $15M Capital Reduction will not prevent the Company from meeting its existing and expected liabilities when existing and expected obligations when they fall due.

Following is a detailed account of our findings and conclusions.

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

Chapter B – Company Description

Elron is an operating holding company that focuses on building technology based companies. Elron's holdings include companies in various stages of development that are involved in various technological fields, such as medical devices and other fields. The Company's shares are traded on the Tel Aviv Stock Exchange.

Elron's Strategy

Elron's main goal is to create value for its shareholders by identifying, building, and successfully exiting innovative companies with the potential of becoming industry leaders.

Elron's parent company is Discount Investment Corporation Ltd. (DIC), an Israeli company whose shares are listed on the TASE. As of December 31, 2015, DIC holds approximately 50.32% of the Company's shares. Following are the cornerstones of Elron's strategy:

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

Holdings Structure in Elron's subsidiaries

As part of its business strategy, Elron examines a wide range of investments and cooperation opportunities, including through the RDC, a subsidiary of Elron. RDC Rafael Development Corporation Ltd. ("RDC") has first rights to commercialize military technologies developed by Rafael in civilian markets. Elron holds 50.1% of the issued and paid up share capital and voting rights in RDC, and Rafael holds the remaining 49.9% remaining. RDC works to identify projects and to invest in companies that will make commercial use of military technological developments at Rafael.

Following it Elron's holdings Structure (for which are not negligible):

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

Elron's Main Direct Holdings

Pocared Diagnostics Ltd

Pocared develops a rapid automated diagnostic system of infectious diseases using optical technology, designed to serve major microbiological laboratories and hospitals as an alternative to existing diagnostic method of growing cultures. The system aims to shorten the diagnosis time and to significantly increase the diagnostic performance relative to output diagnostic method currently in use. The first application of the system focuses on the diagnosis of urinary tract infections.

Brainsgate Ltd.

BrainsGate is committed to developing innovative therapies for patients suffering from Central Nervous System (CNS) diseases. BrainsGate's platform technology involves electrical stimulation of the Spheno-Palatine Ganglion (SPG), a nervous center known to increase cerebral blood flow. Building on its technology, the company has developed the ISS, based on a miniature electrode implanted at the roof of the mouth in a minimally invasive, local anesthesia procedure comparable to dental treatment.

Notal Vision

Notal Vision was founded in order to develop better methods of detecting age-related macular degeneration (AMD) that could allow doctors to treat patients at an earlier stage and possibly prevent any loss of sight. AMD is the leading cause of severe vision loss and blindness in adults over age 55, and destroys sharp, central vision, necessary for common tasks such as facial recognition, driving, reading, and watching television.

Cartiheal Ltd.

Cartiheal is developing an implant for the treatment of cartilage and bone damage in weight bearing joints such as the knee. Thanks to the unique structure of the implant, comprising a coral skeleton with complex biological modifications, this biodegradable implant allows the renewal of natural cartilage and Sub-bone cartilage.

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

Coramaze Technologies GmbH

Coramaze is developing the mitramaze® valve repair system – a novel concept for transcatheter valve repair, intended for treatment of severe functional mitral regurgitation (fMR). fMR is one of the most common structural heart valve diseases and affects millions of people worldwide. fMR occurs when an enlarged left ventricle prevents the valve from closing properly, causing blood to flow backwards into the left atrium. Patients with fMR suffer from severe symptoms and face an increased mortality risk.

PlyMedia Israel Ltd.

PLYmedia is a next-generation ad-tech company dedicated to developing a leading performance-based ad exchanges for ad networks. Unlike large closed platforms that target advertisers, PLYmedia is completely dedicated to ad networks – delivering 99% prediction accuracy that redefines industry standards of advertising ROI.

Following are the main Companies Held Indirectly by Elron:

RD Seed

RDSeed invests in high-risk, early-stage ventures, focused primarily on cybersecurity, IT, and enterprise SW. RDSeed helps startups grow and succeed, by leveraging its in-house capabilities and providing startups with all of their needs. With RDSeed, startups benefit from the largest R&D center in Israel (Rafael), a first-rate financial & legal team (Elron) and a creative and engaged management team. Following are RD Seed's main holdings:

Cloudyn Ltd.

Cloudyn enables enterprises to monitor & optimize hybrid cloud deployments by providing unprecedented insights derived from operational & financial metrics. The SaaS solution delivers visibility into usage, performance & cost, coupled with actionable recommendations for maximizing performance & streamlining clouds for accelerated growth. Cloudyn enables accountability through accurate chargeback and hierarchical cost entity management. Thousands of global customers rely on Cloudyn, including Fortune 500 leaders in manufacturing, consumer goods, financial services & technology.

Open Legacy Technologies Ltd

Open Legacy develops an open standards based platform, dedicated to transforming core systems into digital services (eg, digital banking).

Ironscales Ltd

IronScales is a comprehensive phishing mitigation solution designed to protect enterprises from cyber-attacks. Based on a gamified training program and a unique crowd-wisdom approach, the IronTraps automatic mitigation response is immediately executed when a phishing attack is reported by employees. IronTraps has been proven effective by leading global corporations.

Note:

In addition to the companies mentioned above, the Company holds 100% in Elbit Ltd. and DEP, which are wholly owned subsidiaries of Elron and a part of Elron's unique activity. Elbit Ltd., which was merged with the company in May, 2002, is a company with no independent activity. In addition, there are some holdings in other non-active companies, in an additional headquarters company (DEP) and in additional less significant holdings, some of which are historical holdings and some in which invested amounts are insignificant.

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

Latest Exits

Kyma (29%) - in September 2015, Kyma was sold to Bruker Scientific Israel Ltd., a company indirectly wholly owned by ZOLL Medical Corporation in exchange for an immediate cash payment of $35 million and for contingent payments in cash. As a result of this sale, Elron recognized a net income of approximately $ 8.7 million in 2015-Q3.

Jordan Valley (19%) - In October 2015, Jordan Valley was sold to Bruker Corporation in exchange for up to $ 53 million, which included an immediate consideration and a contingent consideration which may reach a total of up to $ 15 million. As a result of this sale, Elron recognized a net income of approximately $ 4 million in 2015-Q3.

Chapter C – Financial Statements Analyses

The Company's financial statements presented in this section are the Company's separate ("Solo") financial statements that do not consolidate the results of subsidiaries and other companies held by the Company. We emphasize that the investees receive full expression in the Company's balance sheet item "Investments in investee companies" and "other investments measured at fair value". In the P&L they are expressed through the "profits (losses) attributed to non-controlling shareholders" item.

Separate Balance Sheet

000'$ – Assets	Dec-31, 2015 (Draft)	Dec-31, 2014 (Audited)	Dec-31, 2013 (Audited)	Dec-31, 2012 (Audited)
Current Assets
Cash and Cash Equivalents	13,895	33,330	19,686	25,097
Short Term Bank Deposits	39,145	60,360	-	-
Other Investments in Securities	23,115	-	-	-
Accounts Receivable	406	261	376	2,757
Investment in associate is classified as held for sale	-	-	89,175	-
	76,561	93,951	109,237	27,854
Non-Current Assets
Net Investments in Investees	136,783	111,272	106,079	193,296
Investments in other companies measured at fair value	19,107	27,271	26,012	23,287
Long term receivables	2,303	-	-	183
Fixed assets	10	26	38	45
Deferred taxes	-	-	28,994	-
	158,203	138,569	161,123	216,811
Total Assets	234,764	232,520	270,360	244,665

$'000 - Liabilities & Equity	Dec-31, 2015 (Draft)	Dec-31, 2014 (Audited)	Dec-31, 2013 (Audited)	Dec-31, 2012 (Audited)
Current Liabilities
Bank Loans	-	-	4,000	-
Trade payables	87	53	79	95
Accounts payable	2,910	2,776	2,797	1,633
	2,997	2,829	6,876	1,728
Non-Current Liabilities
Bank Loans	-	-	-	4,000
Other Long Term Liabilities	73,560	73,812	82,701	76,897
	73,560	73,812	82,701	80,897

Equity	158,207	155,879	180,783	162,040
Total Liabilities & Equity	234,764	232,520	270,360	244,665

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

Main Balance Sheet Items

•
Equity: The Company has a $158M positive Equity accounting for 67% of its balance sheet. We emphasize that upon netting out the intercompany asset and liability related to Elbit Ltd, the Company's $158M Equity accounts for 98% of its balance sheet.

•
Financial Assets (Short Term Bank Deposits, Cash and Cash Equivalents, Other Investments in Securities): As of Dec. 31, 2015, the Company has liquid financial assets with a total value of approximately $ 76 million. Compared to the balances as of Dec. 31, 2014, this figure represents a decrease of $ 17.5 million resulting primarily from investment activities during 2015. According to the unaudited Trial Balance Sheet, as of Feb., 29, 2016, the Company has liquid financial assets amounting to $ 70 million.

•
Net Investments in Investees, Asset: The balance sheet records this significant $ 137 million asset as of Dec., 31, 2015. Of this amount, $ 63 million are due to holdings in held companies, that in some of which the Company has material control, and $ 74 million are an intercompany asste (netted out later by a liability of the same size) attributed to Elbit ltd.

The book value of the Net Investments in Investees item is calculated on the basis of the original investment amount of Elron investment, net of amortization (of intangible assets other than goodwill) plus the gains or losses accumulated over the years in these companies. Companies underlying asset are as follows:

Brainsgate Ltd, Cartiheal (2009) ltd, Coramaze Technologies GmbH., Cloudyn Software Ltd., M.G. Therapeutics Ltd, Plymedia Israel (2006) Ltd., Audioburst Ltd., Open Legacy Technologies Ltd., Page 2 site Ltd., Browse technologies Ltd., Ironscales Ltd., Sinusafe Ltd.

•
Other Investemnts measured at Fair Value, Asset: This asset is on account of Elron's investment in three additional companies (Notal Vision, Atlantium Technologies Ltd. And Aqwise smart water technologies Ltd) totaling $19 million. The approximately $ 8 million value reduction in this asset in 2015 results from the sale of the share capital of Jordan Valley Semiconductors Ltd. ("Jordan Valley") during October 2015 for a total consideration of $ 53 million (Elron's share in the proceeds is c. 14 million plus $2 million as contingent consideration) allowing it to recognize a $ 4 million profit.

•
Accounts Payable (Liability): As of Dec. 31, 2015, the Company has a liability of $ 2.9 million that consists primarily of a provision in the amount of $ 0.5 million for claims against the company (for details see "off-balance sheet liabilities" below) and the amount of $ 1.1 million for employees.

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

•
Other Long Term Liabilities: The Company has long-term liabilities consist of the balance liability of a wholly owned subsidiary of Elbit Ltd. (no connection to Elbit Systems apart for a shared history), which is part of a Elron's unique activity cluster. Elron Ltd. Merged with the company in May, 2002.

Elron's outstanding liability towards Elbit Ltd. is comprised of capital notes in NIS which do not bear interest and index linkage. The impact of changes in the USD/NIS exchange rate on the Notes are measured under the "financial income or expenses" item in Elron's income statement.

Excluding capital notes, Elbit Ltd. is an empty shell with no revenues and only negligible expenses amounting to one thousand NIS during 2014 and 27 thousand NIS during 2013. It should be emphasized that since the liability toward Elbit Ltd. is an inter-company liability, in Elron's consolidated balance sheet this liability is 100% offset by the Elbit Ltd's opposing asset. Therefore, this liability is not a "true" liability to external creditors and it is only a technical internal record.

•	Off Balance Sheet Liabilities: as part of this expert opinion we explored the possibility that the Company may have off balance sheet liabilities.

According to Management, and according to the Lawsuit Status Report, dated March. 2, 2015, the Company is a party to legal proceedings that began in 1999. In accordance with the recommendations of Elron's lawyers, the Company recognized a $0.5 million liability in its financial statements.

In addition, the Company is obliged to make further investments during 2016 totaling $ 7.6 million in the portfolio companies Notal Vision Inc., Brainsgate Ltd. and Coramaze technologies.

Apart from the above, according to Management, the Company has no significant off-balance sheet liabilities as of the date of the opinion, and in particular, the Company has no liabilities off-balance sheet tax-related liabilities, Chief Scientist related liabilities, liens or guarantees to other companies and in particular investee companies.

Also, according to Management, there were no significant changes in the Company's balance Sheet as the date of this opinion.

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

Net Financial Assets Calculation for the Years 2012 - 2015

$'000	Dec-31, 2015 (Draft)	Dec-31, 2014 (Audited)	Dec-31, 2013 (Audited)	Dec-31, 2012 (Audited)
Cash and Cash Equivalents	13,895	33,330	19,686	25,097
Short Term Bank Deposits	39,145	60,360	-	-
Other Investments in Securities	23,115		-	-
Total Financial Assets	76,155	93,690	19,686	25,097
Bank Loans	-	-	4,000	4,000
Total Financial Liabilities1	-	-	4,000	4,000
Net financial Assets	76,155	93,690	15,686	21,097

The above table shows that during 2014, due to the realization of the Company's holdings in Given Imaging (see details below), net financial assets have grown significantly and today Elron has a substantial surplus of financial assets with no financial liability whatsoever.

1
As stated earlier, the Company has long-term liabilities consisting of Shekel denominated capital notes to Elbit Ltd., which is wholly owned by the Company (and therefore Elron also has an offsetting asset). Accordingly, financial assets surplus calculation was performed on a net basis.

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

Elron's Separate (Solo) P&L

	2015	2014	2013	2012
$'000	(Draft)	(Audited)	(Audited)	(Audited)
Financial Income	899	8,875	261	892

General & Administrative	4,608	5,086	5,449	3,873
Financial Expenses	101	54	5,767	3,455
Other Expenses (Income)	43	5	(3,484)	159
Operating Income	(3,853)	3,730	(7,471)	(6,595)

Profits from Share sales ("Exits") and changes in holdings percentages	14,674	114,764	4,443	10,006
The Company's share in investees' gains (losses)	(8,370)	(3,228)	(8,031)	946
Pre-Tax Profit (Loss)	2,451	115,266	(11,059)	4,357
Tax benefits (payments)	-	(29,772)	28,994	-
Net Income	2,451	85,494	17,935	4,357

General Introductory Comment

As stated earlier, Elron is a holding company that focuses on promoting a portfolio of technology companies. Elron's primary objective is to create value for its shareholders by enhancing value and realizing holdings in such companies. Accordingly, the Company's financial results are mostly characterized by profits from "Exits" and by investments in portfolio companies and not by operating expenses/income. Following is a description of the main P&L items:

•	Financial Income and Expenses:

Financial income and expenses are mainly due to the impact of changes in the USD/NIS exchange rates on the Company's liability consisting of Shekel denominated capital notes (while the financial statements are USD denominated). The shekel denominated sum does not change, but the balance sheet USD figure of the liability may increase or decrease with the USD/NIS rate (with no cash flow impact). In addition, the company earns financial revenues from interest on deposits and marketable securities.

•	General and Administrative Expenses:

General and administrative expenses consist primarily of employee related expenses, among other expenses in respect of the Services Agreement with Discount Investment Corporation Ltd. The rest of the costs comprise mainly of rental costs, office expenses, auditors' fees , insurance, professional services, etc. In 2012-2015 total expenditure was in the range of $ 3.9 million and $ 5.4 million.

•	Gain on sale or revaluation of subsidiaries and changes in holdings

Most of the Company's profits result from the realization of holdings in portfolio companies. For example, in 2014 Elron recorded a profit of $ 107 million following the sale of Given Imaging Ltd., which was acquired by a company from the group of Covidien. Also during 2015, the Company recorded gains totaling $ 13 million from the sale of the Company's holdings in Kyma and Jordan Valley. In addition, some of the profits in other years due to changes in fair value of companies.

•	Dividends

Due to the sale of the Company's holdings in Given Imaging, as stated above, the Company distributed a dividend on Sep. 2014 for a total of $ 110 million ($ 3.7 per share). It should be emphasized that the company has no dividend distribution policy.

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

Chapter D: Cash Flow Projection

To complete our opinion, we prepared an extremely conservative future cash flow projection for the Company. In this extremely conservative scenario, it was assumed that Elron shall not enjoy any profits (neither financial profits on interest nor profits from "Exits" of dividends). Under this forecast, Elron continues to incur operating expenses and also make capital investments in subsidiaries.

It should be emphasized that this forecast has been prepared by us as part of the Solvency Test and it does not represent the position of the Company and its expectations regarding future results.

Following is a detailed description of the main assumptions used in the forecast

•	General and administrative expenses - it was assumed that the annual expenditure will amount to $ 5.4 million – based on the highest annual expenditure on this item in 2012-2015.
•	Capital expenditures (CAPEX) - negligible CAPEX was assumed based on historical actual results during 2012 – 2015.
•
Investment in 2016 - Elron is obliged to make further investments during 2016 totaling $ 7.6 million in the portfolio companies Notal Vision Inc., Ltd., Coramaze Technologies and Brainsgate Ltd. It should be noted that historically, the Company has made investments in the amount of 20-30 million annually. However, making investments is in the sole discretion of Elron and any investment decision is be based on Elron's estimates about achieving a positive return on such an investment. It should be noted that in our forecast, we assumed no investments other than the $ 7.6 million mentioned above.

•	Proceeds from the sale of Jordan Valley – According the agreements, Elron is expected to receive a $1.3 million in 2017 (a sum that was deposited in a trust account).
•
A one-time provision in respect of a lawsuit - as mentioned above, the company is a party to legal proceedings. According to the company attorneys' estimate, Elron has set aside $500,000 in its draft 2015 financial statement.

•	Working capital - the Company's activity does not call for investment in working capital.
•
Tax - as the forecast we have prepared only shows losses, we included no taxes. It bears mention that the company also has a tax shield due to a significant amount of carry forward losses for tax purposes.

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

Based on the aforementioned, following is the cashflow forecast, for a 3-year scenario

$ thousands	2018	2017	2016
General and Administrative (net of depreciation and amortization)	5,449	5,449	5,449
CAPEX	4	4	4
Operating Cash Flow	5,453	5,453	5,453

Cash and Cash Equivalents Opening Balance	42,150	47,603	76,155
Net Negative cash flow from operations	5,453	5,453	5,453
Investments in portfolio companies	-	-	7,600
One-time provision for lawsuit	-	-	500
Proceeds from the sale of Jordan Valley	-	1,300	-
One-time capital reduction	-	-	15,000
Cash and Cash Equivalents Closing Balance	37,998	43,450	47,603

(*) to keep the forecast conservative, it does not include financing income from interest on the Company's deposits.

The cashflow analysis shows at even with the Capital Reduction in 2016, all while using a very conservative premise, envisioning only operational expenses for the company throughout the forecast years, the company is still expected to be capable of meeting its obligations while even maintaining a $38 million cash balance at the end of the three forecast years. We shall again stress that investments (except for those in Notal, Brainsgate and Coramaze during 2016) are subject to Elron’s exclusive discretion – therefore, our forecast assumes that the company would invest $7.6 million during 2016, while there is no commitment to invest in 2017 and 2018. In addition, realizations of holdings in subsidiary companies, inasmuch as they would take place, are an extra safety cushion for the forecast.

Further salient points:

•
In addition to the Company’s cash balances and liquid financial assets, which amount to $76 million as of Dec. 31, 2015, Elron has an additional safety cushion, in its holdings in its investees, amounting to a net $63 million in total. In recent years, the Company has managed to record significant profits from realizing its investments in portfolio companies. As mentioned in earlier sections, in 2014 the company has recorded a $107 million profit as a result of having sold Given Imaging, and has further recorded a $4 million profit from the sale of Jordan Valley in 2015 and a $8.7 million profit from the sale of Kyma in September 2015. In light of the company’s past success and its current rich portfolio of companies, there is potential for additional significant realizations.

•
Except for a recognized a $0.5 million liability in the Company's financial statements as of 31.12.2015 and an obligation to make further investments during 2016 in the portfolio companies Notal Vision Inc., Brainsgate Ltd. and Coramaze Technologies in a total of $ 7.6 million, the Company has no significant off-balance sheet liabilities as of the date of the expert opinion, and in particular, the Company has no liabilities off-balance sheet tax-related liabilities, Chief Scientist related liabilities, liens or guarantees to other companies and in particular investee companies.

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765

Below is a table detailing the Company Separate ("Solo") balance sheet, before and after the Capital Reduction:

$'000	Dec. 31, 2015 Post Capital Reduction	Capital Reduction	Dec. 31, 2015 Pre-Capital Reduction
Current Assets
Cash and Cash Equivalents	13,895		13,895
Short Term Bank Deposits	24,145	15,000	39,145
Other Investments in Securities	23,115		23,115
Accounts Receivable	406		406
	61,561	15,000	76,561
Non-Current Assets
Net Investments in Investees	136,783		136,783
Investments in other companies measured at fair value	19,107		19,107
Long term receivables	2,303		2,303
Fixed assets	10		10
	158,203		158,203
Total Assets	219,764	15,000	234,764

Liabilities & Equity
Current Liabilities
Trade payables	87		87
Accounts payable	2,910		2,910
	2,997		2,997
Non-Current Liabilities
Other Long Term Liabilities	73,560		73,560
	73,560		73,560

Equity	143,207	15,000	158,207
Total Liabilities & Equity	219,764	15,000	234,764

Conclusion

Based on our Analyses and the Information presented to us, it is our professional conclusion that there is no reasonable doubt that the $15M Capital Reduction will not prevent the Company from meeting its existing and expected liabilities when existing and expected obligations when they fall due.

14 Kremnitski St Tel-Aviv 6789912 Israel I Tel: 972-3-561-7801I Fax: 972-3-5617765